Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

19 November 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

MACQUARIE BANK LIMITED ACN 008 583 542

MACQUARIE BANK

All dollar amounts are quoted in Australian dollars unless otherwise stated. All financial information is for the half-year ended 30 September 2003 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half-year 30 September).



MACQUARIE BANK
Macquarie Bank Limited
No.1 Martin Place
Sydney NSW 2000
AUSTRALIA

Tel: 612 8232 3333
Fax: 612 8232 7780

Website: www.macquarie.com.au

SHARE REGISTER

Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1118
AUSTRALIA

Email: sydney.services@computershare.com.au

Tel (local): 1300 855 080
Tel (international): 613 6915 5970

www.computershare.com.au

INVESTOR RELATIONS

Level 15
No.1 Martin Place
Sydney NSW 2000
AUSTRALIA

Email: macquarie.shareholders@macquarie.com

Tel (international): 612 8232 5006

Please notify Investor Relations via email if you wish to be added to a distribution list to receive presentations, annual reviews and other disclosures.

Further investor information on Macquarie Bank can be found on the Bank's website at:
www.macquarie.com.au/shareholdercentre

ADDITIONAL INFORMATION

Macquarie Bank Limited (Macquarie, the Bank) hosts analyst briefing sessions on its interim and full-year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review.

In addition, as part of the Bank's commitment to broaden its investor base, management presents at various investment conferences and conducts investor visits throughout the year. All material presentations and other disclosures are lodged with the Australian Stock Exchange (ASX) and are available on the Bank's website.

This document should be read in conjunction with the 2003 Annual Review, 2003 Financial Report and the 2004 Interim Result Announcement which are available on the Bank's website or by contacting Investor Relations.



FINANCIAL HIGHLIGHTS

	Half-year to 30 September 2003	Half-year to 31 March 2003	Half-year to 30 September 2002
Profit after tax attributable to ordinary equity holders ($ million)	242	150	183
Return on average ordinary shareholders' funds (per annum)	23.2%	15.7%	20.5%
Basic earnings per ordinary share (cents)	116.2	73.7	91.3
Total assets ($ billion)	36.8	32.5	32.5
Tier 1 capital ratio	18.5%	19.0%	15.5%

CONSOLIDATED GROUP PROFIT

	Half-year to 30 September 2003 ($ million)	Half-year to 31 March 2003 ($ million)	Half-year to 30 September 2002 ($ million)
Income	1,176	851	983**
Expenses	(840)	(656)	(718)
Profit before tax	336	195	265
Income tax expense	(78)	(29)	(67)
Net profit after tax	258	166	198
Outside equity interest	(3)	(2)	(1)
MIS distribution*	(13)	(14)	(14)
Profit attributable to ordinary equity holders	**242**	**150**	**183**

* Macquarie Income Securities distribution (see page 28 for further information)
** Excluding transmission income and operating expenses for the four and a half month period the Bank held the Broadcast Australia assets on its balance sheet

Reported net profit attributable to shareholders



31 March
30 September
Net profit after tax attributable to ordinary shareholders $m
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
HY 2004

Net profit attributable to shareholders for six months to 30 September 2003 increased 32 per cent on the prior corresponding period.

Basic Earnings Per Share (EPS) performance



Cents
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
HY 2004

EPS for six months to 30 September 2003 increased 27 per cent on the prior corresponding period.

Macquarie is a diversified international provider of financial and investment banking services. In Australia, Macquarie is a full service investment bank providing financial market trading and advisory products and services. Internationally, Macquarie focuses on selected business areas where its expertise provides special value to clients.

Macquarie has reported successive years of record profits and consistent growth since 1992. Macquarie's approach is characterised by a commitment to the chosen markets in which it operates and a clear focus on achieving outstanding results. Technical expertise, strong risk management and an enterprising approach underlie all activities.

Macquarie's headquarters are in Sydney, Australia and it operates in specific markets across Asia, North America, South America, the UK, Europe and Africa.

ORGANISATION STRUCTURE

Macquarie's business activities are organised into six principal operating Groups. The concentric nature of the organisation chart represents the non-hierarchical nature of Macquarie and the role of central risk management. A network of support areas provides the infrastructure and services that enable the Groups to operate. Further information on each of the Groups is detailed in later sections.



Information Services Division
Macquarie Direct Investment
Equity Markets Group
Funds Management Group
Risk Management Division
Executive Chairman
Managing Director and Chief Executive Officer
Board of Directors Executive Committee
Deputy Managing Director
Treasury and Commodities Group
Banking and Property Group
Quantitative Applications Division
Central Executive
Risk Management Division
Financial Services Group
Investment Banking Group
Corporate Affairs Group

MANAGEMENT APPROACH

Macquarie's strength lies in its unique structure and management approach, which provides businesses with a balance between operating freedom and controls on risk limits and observance of professional standards. Macquarie's management approach fosters an entrepreneurial spirit among staff. Strong prudential management is fundamental to this approach. The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium and long-term significance. While businesses have significant operating freedom, all activities are encompassed by a robust, independent risk management framework.

HISTORY

Macquarie Bank was established in 1969 as Hill Samuel Australia Limited, a subsidiary of the UK merchant bank Hill Samuel & Co. In 1985 it was granted a banking licence and became Macquarie Bank. In 1996 Macquarie Bank's fully paid ordinary shares were quoted on the ASX.

RISK MANAGEMENT APPROACH

Given the markets in which we operate, risk is an inherent part of Macquarie's businesses. Management of that risk is therefore critical to continuing profitability. Strong, independent, prudential management has been a key to Macquarie's success over many years. Where risk is assumed, it is within a calculated and controlled framework. The main risks faced by Macquarie are market risk, credit risk, liquidity risk, operational risk and legal, compliance and documentation risk. It is the responsibility of the Risk Management Division to assess and manage these risks within the Bank.

The principles of Macquarie's approach to risk management are:

- Independence - Risk Management Division is independent of the operating areas, reporting directly to the Managing Director and the Board.
- Centralised prudential management - Risk Management Division's responsibility covers the whole Bank. Therefore it can assess risks from a Bankwide perspective and ensure a consistent approach across all operating areas.
- Approval of all new business activities - Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets, without first consulting Risk Management Division.
- Continual assessment - Risk Management Division continually reviews risks to account for changes in market circumstances and Macquarie's operating areas.
- Frequent monitoring - Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support divisions.

STAFF REMUNERATION

The philosophy underlying the remuneration policy is to align the interests of staff with those of shareholders. Since its inception, Macquarie has had a profit sharing scheme for staff. Profit share is paid out of a bonus pool determined by a formula that is a function of both after-tax profit and earnings in excess of the cost of capital. As a result, remuneration is geared to performance and aligned to shareholders' interests.

The remuneration of senior executives is heavily weighted towards the performance component, so there is a strong incentive to maximise the Bank's net profit and return on ordinary equity. Further, for the Bank's Executive Directors, 30 per cent of their annual profit share (subject to certain limits) is deferred for up to ten years to encourage long-term commitment to the Bank. Vested deferred amounts are only received six months after retiring as an Executive Director if certain disqualifying events have not occurred.

Senior staff are also eligible to participate in the Bank's Employee Option Plan. Options vest as to one-third of each tranche after two, three and four years respectively and, in the case of Executive Directors may only be exercised if predetermined performance hurdles in relation to the Bank's average return on shareholders' funds are met.



INVESTMENT BANKING 29%
ASSET AND WEALTH MANAGEMENT 34%
Mergers and acquisitions, advisory and underwriting
Infrastructure, property and other specialist funds
Institutional stockbroking
Financial products
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment and other leasing
Property lending
Other lending
Commodities
FX, futures, treasury and debt markets
Equity derivatives
LENDING 14%
FINANCIAL MARKETS 23%

SEGMENT ANALYSIS

For internal reporting and risk management purposes the Bank is divided into the operating Groups and Divisions referred to on page four. An alternative view of the Bank's operations is provided by the segment analysis, which groups the activities from across the Bank's operating Groups into four business segments. These segments are:

Asset and Wealth Management which encompasses the distribution and manufacture of funds management products.

Financial Markets which includes the Bank's trading in fixed income, equities, currency, commodities and derivative products.

Investment Banking which encompasses corporate finance, advisory, underwriting, facilitation, broking and real estate/property development activities.

Lending which includes banking activities, mortgages, margin lending and leasing.

The graph above summarises the contribution of each of these four segments to the Bank's total income.

COMPANY OVERVIEW

INTERNATIONAL ACTIVITIES

In Australia, Macquarie is a full service investment bank. Internationally, Macquarie's strategy is to expand selectively seeking only to enter markets where its particular skills and expertise deliver a real advantage for clients. This approach allows the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets in the region and around the world. As a result, Macquarie has established leading positions in a diverse range of international markets.

Strategic alliances

In a number of international markets, Macquarie has established an alliance with a leading local provider, enabling Macquarie to combine its technical expertise and specialist skills with the market presence of a local player.

Strategic alliances include:

China

- First China Property Group Limited - Banking and Property Group
  50/50 joint venture with Schroders Asian Properties L.P. to undertake residential property development, funds management, project and investment consulting activities in Shanghai and Beijing.
- Shanghai AMP Property Company Limited (SAPC) - Banking and Property Group
  Specific project vehicle to develop Waratah Gardens residential complex in Shanghai.
- Tianjin Macquarie Property Development Management Company Limited - Banking and Property Group
  Sponsors and manages foreign investment funds into residential housing developments.
- Macquarie Securitisation Shanghai Co Ltd (MSS) - Banking and Property Group
  MSS trades as 'Home Loan Highway' and provides loan introduction, processing and related services.

Hong Kong

- CLSA - Investment Banking Group
  Sharing of research and collaboration on specific projects and co-sponsorship of Investor Forums in Hong Kong and London and co-branding of research.

Domestic and international income


Domestic
International
Total operating income (excluding earnings on capital) $m
1,200
1,000
800
600
400
200
0

International operating income by region


New Zealand
Europe
Asia
Americas
Africa
100%
80%
60%
40%
20%
0%

Japan
- Mizuho Securities - Equity Markets Group
  Full range of equity derivatives activities
- Mizuho Securities - Investment Banking Group
  Sharing of research and collaboration on specific projects.

Korea
- IMM Asset Management - Funds Management Group
  Funds management for wholesale and retail investors.
- Shinhan Financial Group Co Ltd - Investment Banking Group
  Financial advisory, project finance advisory, infrastructure management and specialised funds.
- Kookmin Bank - Treasury and Commodities Group
  Treasury derivatives expertise and technology.
- Woori Bank - Equity Markets Group
  Full range of equity derivatives activities.

Malaysia
- AmMerchant Bank Berhad - Funds Management Group
  Funds management activities for wholesale and retail investors.

Taiwan
- United Securities Investment Trust Corporation - Funds Management Group
  Funds management services for wholesale and retail investors.

South Africa
- Nedbank Limited - Equity Markets Group
  Full range of equity derivatives activities.
- Old Mutual Asset Managers - Investment Banking Group
  Infrastructure funds management, specifically the management of the South Africa Infrastructure Fund.
- ABSA Bank (Corporate and Merchant Banking) - Treasury and Commodities Group
  Debt origination, securitisation, asset-backed commercial paper programs and other structuring alternatives.
- Nedcor Securities - Investment Banking Group
  Sharing of research and collaboration on specific projects.

UK
- The Royal Bank of Scotland - Treasury and Commodities Group
  Commodity derivatives expertise and technology.

COMPANY OVERVIEW

US

- Medallist Developments - Banking and Property Group
  Golf course-based residential property development joint venture with Greg Norman's Great White Shark Enterprises
- Macquarie Capital Partners LLC - Banking and Property Group
  A global real estate investment banking partnership
- Macquarie ProLogis Management - Banking and Property Group
  A joint venture between Macquarie and ProLogis to manage the ASX-listed Macquarie ProLogis Trust, which invests in industrial property in the US
- Macquarie CountryWide - Regency LLC - Banking and Property Group
  A joint venture between Macquarie CountryWide Trust and Regency Centers for the management of, and investment in, US shopping centre assets
- Macquarie DDR Management - Banking and Property Group
  A joint venture between Macquarie and Developers Diversified Realty to manage the Macquarie DDR Trust, which is proposed to invest in US retail assets and due to list on the ASX on 26 November 2003
- Bear Stearns - Investment Banking Group
  Sharing of research and collaboration on specific projects

CANADA

- Scotia Capital Inc - Investment Banking Group
  Sharing of research and collaboration on specific projects



SPECIALIST FUNDS

Macquarie has established a leading position in specific asset class investor funds (specialist funds). Specialist funds under management total $23.2 billion. Specialist funds activities are spread across a number of operating Groups and span sectors including toll roads, airports, communications infrastructure and sector-specific property assets.

Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets. Macquarie believes its experience and expertise in these particular areas give it a competitive advantage in acquiring and managing assets, thereby delivering superior returns to shareholders. Specialist funds are managed by the relevant Group that has the expertise in the assets in which the funds invest.

Macquarie launched the first listed infrastructure vehicle in Australia in 1996 with the Macquarie Infrastructure Group (MIG). MIG is among the world's largest owners and developers of toll roads, with assets totalling approximately $10.4 billion at 30 June 2003.

Macquarie Property together with its associates manages more than $9 billion of assets under management through listed property trusts, unlisted property development funds and property investment syndicates.

Other listed funds include:

- Macquarie Airports (MAP)
- Macquarie Communications Infrastructure Group (MCG)
- Macquarie CountryWide Trust (MCW)
- *Macquarie DDR Trust (MDT)**
- Macquarie Goodman Industrial Trust (MGI)
- Macquarie Leisure Trust (MLE)
- Macquarie Office Trust (MOF)
- Macquarie ProLogis Trust (MPR)
- Southern Cross FLIERS Trust (SCF)
- Horizon Energy Investment Trust (HRZ)
- Hills Motorway Group (HLY)

** To be listed on 26 November 2003*

These funds are described in more detail in the sections that follow and the Appendix.

Performance of specialist funds

The chart below shows the aggregate accumulated performance of Macquarie's listed funds (excluding Macquarie Bank) since listing on the ASX, benchmarked against the S&P/ASX 300 accumulation index. The funds are weighted by the stock's market capitalisation and rebalanced monthly or whenever a new stock is listed. Dividends are assumed to be reinvested into the individual stock (not the index as a whole) on the ex-dividend date.

Growth in specialist funds by sector (to 30 September 2003)



14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Market capitalisation $m
Other
Airports
Property
Roads

Performance of Macquarie's Listed Funds (to 30 September 2003)



400
350
300
250
200
150
100
50
0
Indexed to 100
Macquarie Funds* Accumulated Performance
S&P/ASX 300 Accumulation Index



Staff:	1151
Activities:	The Investment Banking Group brings together the Bank's wholesale structuring, underwriting, corporate advisory, institutional stockbroking, infrastructure specialised funds, specialised equipment financing and equities research capabilities. Since its formation in 2001, the Group has been the largest Group contributor to profit.
Locations:	Australia, New Zealand, Malaysia, Hong Kong, Singapore, South Korea, Japan, South Africa, UK, Ireland, Germany, Austria, US, Canada

Contribution to profit (based on internal management accounts, before tax and profit share)	Half-year to 30 September 2003	Full-year to 31 March 2003	Half-year to 30 September 2002
	58%	49%	51%



58%

Corporate Finance (including specialist funds)	40%
Financial Products (including cross-border leasing)	7%
Other Investment Banking (including Institutional Stockbroking and Macquarie Capital)	11%
Total Investment Banking Group	**58%**

CORPORATE FINANCE

Macquarie provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions (M&A), private treaty acquisitions and divestments, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in infrastructure, resources, telecommunications, media, entertainment and technology (TMeT), property, industrials and financial institutions.

Macquarie has achieved the highest number of top three rankings for completed M&A deals by value over the last decade and was named No.1 M&A adviser and No.2 Equity Capital Market house in Australia (by value) in 2002 by *Thomson Financial*.

Project Finance International ranked Macquarie No.1 Project Finance adviser for Asia Pacific/Americas, and No.2 globally in 2002.

FINANCIAL PRODUCTS

Macquarie provides assistance on corporate and project financing transactions where a wide range of structuring, tax and accounting issues require the technical skills of the Division to ensure maximum benefits are realised from the transaction. The Division also advises on, and arranges finance for, major capital expenditures over a variety of assets including aircraft, trains, power and telecommunications assets. Macquarie is a leading player in this area globally, with leases arranged in the half-year to 30 September 2003 exceeding $4 billion throughout North America, Japan, South Korea, Hong Kong and Europe.

LEASING AND ASSET FINANCING

At 30 September 2003, the Division's portfolio of loans and leases exceeded $3.3 billion across a range of different industries in select international markets. Macquarie provides finance, leases, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, infrastructure and transportation.



INFRASTRUCTURE AND SPECIALISED FUNDS

The Investment Banking Group manages a range of specialist funds primarily across infrastructure sectors including toll roads, airports and communications infrastructure.

The Group manages major unlisted entities including:

- Macquarie Essential Assets Partnership - established in May 2003 to invest in regulated and utility assets in Canada. Announced first investment in Altalink, owner of the Alberta Electricity transmission network.
- Macquarie Global Infrastructure Fund - investments include the Detroit Windsor Tunnel between the US and Canada and the Soojungsan tunnel in South Korea.
- The South Africa Infrastructure Fund - jointly managed with Old Mutual Asset Managers of South Africa. The Fund targets equity investments in sub-Saharan Africa.
- Macquarie Airports Group - which has stakes in Bristol, Birmingham, Sydney and Rome airports.
- Korean Road Infrastructure Fund - jointly managed with Shinhan Bank, was established in January 2003. The Fund invests predominantly in South Korean toll roads and tunnels and has made investments in the Kwangju Second Beltway and Daegu-Busan Expressway.

The Division manages a number of other unlisted funds on behalf of clients and is the manager for the listed Horizon Energy Investment Group, Hills Motorway Trust and the Southern Cross FLIERS Trust.

The Division manages major ASX-listed specialist funds (listed in the table below):

INSTITUTIONAL STOCKBROKING

Macquarie provides institutional and corporate stockbroking services for the Australian and New Zealand markets to institutional investors globally.

EQUITIES RESEARCH

Extensive coverage of Australian and New Zealand equities is produced by Macquarie's 65 analysts covering 255 Australian and New Zealand stocks and 96 per cent of stocks by market capitalisation.

Entity	Key asset stakes	Market capitalisation*
Macquarie Infrastructure Group (MIG)	26 roads across eight countries including Highway 407 in Toronto, SR125 in San Diego, M6toll in the UK, and stakes in major private toll roads in Australia	$6.3 billion
Macquarie Airports (MAp)	Stakes in Bristol, Birmingham, Sydney and Rome airports	$1.71 billion
Macquarie Communications Infrastructure Group (MCG)	100% of Broadcast Australia (formerly NTL Australia)	$484 million
Southern Cross FLIERS Trust (SCF)	Reset preference shares issued by Southern Cross Holdings	$657 million

*As at 30 September 2003. For further information see Appendix.



Staff:	352		
Activities:	Activities include trading in a broad range of financial markets including commodities, futures, debt and foreign exchange markets. The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets. Consolidation of existing businesses continues along with a focus on increasing customer flows.		
Locations:	Australia, Brazil, Hong Kong, South Korea, South Africa, UK, Switzerland, US		
Contribution to profit: (based on internal management accounts, before tax and profit share)	Half-year to 30 September 2003	Full-year to 31 March 2003	Half-year to 30 September 2002
	19%	23%	25%


19%

METALS AND MINING

The Metals and Mining Division provides 24-hour price-making facilities for base and precious metals as well as financing and structured hedging facilities for metals producers and consumers. The Division is a leading participant in the London Metal Exchange market and is a principal provider of liquidity in the Asian time zone. An office in Houston, Texas was opened in mid 2002 focusing on providing mezzanine finance to the oil and gas sector.

FOREIGN EXCHANGE

The Foreign Exchange Division provides 24-hour interbank price-making services in Australian Dollar spot, forwards and options and interbank pricing in Yen and Euro during the Sydney time zone. The Division provides services across all of these major products and tailor-made products to Australian corporates and institutions. The Division also maintains an active internet currency trading platform servicing the Japanese retail trading market.



DEBT MARKETS
The Debt Markets Division arranges and places debt for clients, provides secondary market liquidity in government, corporate, global and asset-backed securities and provides risk managers, investors and borrowers, with research and structured and derivative based solutions for their needs. The Division is a market leader in Australia in the securitisation of mortgages, equipment and motor vehicle securities. A key focus of this Division is the development of securitisation techniques to provide capital management solutions.

AGRICULTURAL COMMODITIES
The Agricultural Commodities Division provides tailored risk management solutions to international clients in the agricultural industry through structured over-the-counter transactions and futures services. Commodities covered include wheat, corn, cotton, wool, soy complex, sugar, cocoa and coffee. The Division provides services to clients globally through offices in Sydney, New York, London, Sao Paulo and Melbourne.

FUTURES
The Futures Division provides a full range of broking and clearing services for Australian and international exchange traded financial derivatives markets. The Division is a leading provider of these services in the Australian market. The Division makes extensive use of technology to provide clients with flexible solutions for their back office, and also has electronic trading platforms to allow clients direct access to markets.

TREASURY
The Treasury Division is responsible for the funding, liquidity and interest rate risk management of the Bank and is an active participant in domestic and international funding markets. The Division maintains the Bank's relationships with international ratings agencies, assisting with the maintenance of the Bank's current rating.

RISK ADVISORY SERVICES
In Australia, the Risk Advisory Services Division provides a range of financial advisory and risk management services across a broad spectrum of markets. This service area operates independently of the Bank's trading activities.

ECONOMIC RESEARCH
Economic Research is the Bank's central source of economic and financial trend analysis that services clients and businesses within Macquarie.

ENERGY MARKETS
The Energy Markets Division began operations in late 2002 and is now based in London, Sydney and New York, providing risk management solutions to oil industry participants globally.

Staff	879		
Activities	Activities include property finance, property funds management, property investment banking, services to the golf and leisure industries, mortgages and securitisation, banking services for businesses and professionals and margin lending. Over $9 billion in fund assets is managed by the Group and its associates. The Group's focus is to continue to take advantage of geographic expansion in specialist property funds, finance and mortgage securitisation.		
Locations	Australia, Hong Kong, China, South Korea, UK, US		
Contribution to profit (based on internal management accounts, before tax and profit share)	Half-year to 30 September 2003 11%	Full-year to 31 March 2003 18%	Half-year to 30 September 2002 18%


11%



MACQUARIE PROPERTY

Macquarie Property encompasses a number of business lines which collectively represent the most diverse property group in Australia with growing niche operations offshore. The Macquarie Property Research team was recently recognised with a 2003 Australian Property Institute NSW Excellence in Property Award for demonstrating leadership and vision that led to a change in the property industry. Macquarie Property's major components are Property Finance, Property Investment Banking, Property Investment Management and Property Investment Management - North America.

PROPERTY FINANCE

Macquarie specialises in risk participation loans, mezzanine debt and other structured debt and equity funding solutions for property development projects. It has funded the development of more than 10,000 residential dwellings over the past 16 years as well as numerous commercial and industrial projects. Macquarie has established its property finance business in Seattle, US to provide tailored solutions developed from the Australian market experience. The Division began operations in a second US office in Southern California in August 2003.

PROPERTY INVESTMENT BANKING

Property Investment Banking (PIB) is a market leader in Australia in wholesale capital raising, debt structuring, major project financing and divestment, sale and leaseback of property developments and related transactions. PIB also owns and manages the award-winning residential regenerator and developer Urban Pacific, which has 7,500 residential lots under development in Victoria, Queensland, South Australia and Western Australia.

Offshore, PIB has been active in Asian markets since 1994. Recent transactions include the establishment of the Macquarie Central Office CR-REIT in Korea and Macquarie's role as senior adviser to the $US300 million Schroder Asian Property Fund. Macquarie is also involved in residential property development in China.

PROPERTY INVESTMENT MANAGEMENT

Property Investment Management is responsible for the sponsorship, creation and on-going management of high performance property investment products. Including associates, Macquarie is the third largest listed property funds manager (by market capitalisation*) in Australia with assets under management in Australia, the US and New Zealand.

Entity	Key assets	Market capitalisation*
Macquarie Goodman Industrial Trust	112 properties, including business parks, industrial estates, office parks and warehouse/distribution centres	$2.1 billion
Macquarie Office Trust	22 office properties across Australia	$1.0 billion
Macquarie CountryWide Trust	Retail properties anchored by national grocery retailers 121 assets across Australia, NZ and the US	$841 million
Macquarie ProLogis Trust	82 industrial and distribution properties in the US and Mexico	$647 million
Macquarie Leisure Trust	Assets across entertainment, leisure and recreation industries	$140 million

*As at 30 September 2003. For further information see Appendix.



PROPERTY INVESTMENT MANAGEMENT - NORTH AMERICA

Since beginning operations in April 2003, Property Investment Management - North America has focused on creating and managing funds management investment opportunities in North America as well as conducting specialist wholesale equity raising activities and advisory services in North America and Europe through Macquarie Capital Partners, Macquarie's global real estate investment banking joint venture. Macquarie ProLogis Trust was recognised in 2003 with two Excellence in Property Awards from the Australian Property Institute for innovation in the property industry.

BANKING

Macquarie provides innovative and specialised banking services to the small and medium enterprise market. Specific target industries include real estate, accounting, financial planning, insurance broking, pharmacy, veterinary, strata management and law.

GOLF AND LEISURE

Macquarie Golf and Leisure offers a specialised range of products and services to support the increasingly important leisure market. Since 1997 Macquarie has been involved in the development of residential lifestyle communities through Medallist Developments - a joint venture with Greg Norman's Great White Shark Enterprises and since 1998 has managed Dreamworld and d'Albora Marinas through the Macquarie Leisure Trust. Macquarie's leisure interests also include industry advisory services, finance, funds management and realty services.

MORTGAGES AND SECURITISATION

Macquarie specialises in wholesale mortgage funding through securitisation. Distribution is via a diversified network including strategic partnerships with Australia's largest mortgage brokers. Macquarie also has mortgage operations in China and the US.

MARGIN LENDING

Macquarie provides a range of margin lending and protected lending products. It continues to invest in new initiatives, and also distributes its products through Macquarie Financial Services Group in New Zealand.

MACQUARIE COMMUNITY PARTNERSHIPS

The strategy of this new business is to undertake property-based public-private partnerships with state and local governments. It intends to take the role of developer and financier to deliver community-based needs.



Staff:	196		
Activities:	Equity Markets Group undertakes the Bank's risk arbitrage and market-making activities in derivatives. It utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients and operates the Bank's equity finance operations.		
Locations:	Australia, Brazil, Europe, Hong Kong, Japan, South Korea, South Africa		
Contribution to profit (based on internal management accounts, before tax and profit share)	Half-year to 30 September 2003 8%	Full-year to 31 March 2003 5%	Half-year to 30 September 2002 3%


8%

AUSTRALIA

Macquarie was the first issuer of listed call and put warrants on the ASX and has successfully introduced index warrants, instalments, capital plus and endowment warrants to the Australian market. For the first half of calendar year 2003, Macquarie was the leading warrant issuer by value with a market share of 39 per cent. Macquarie issues a range of innovative unlisted products to retail, corporate and institutional investors. The Australian business is also a leading options market maker and principal trader in listed securities.

BRAZIL

Macquarie issues equity structured products to Brazilian pension funds and other institutional and retail investors. This business is in its third year of operation.



HONG KONG

Macquarie is one of the leading issuers of warrants over Hong Kong stocks and is a leading exchange-traded-option market maker. This year, Macquarie has also successfully introduced a number of new products, both listed and unlisted, to the Hong Kong market, with the sale of increasingly structured products proving very successful.

JAPAN

In Japan, Macquarie has an alliance with Mizuho Securities. This business focuses predominantly on product issuance and structured deal activities, leveraging Mizuho's extensive customer base.

SOUTH KOREA

In 2003, the Group entered into a Korean equity derivatives business alliance with Woori Bank, one of Korea's largest banking and financial groups. The business commenced trading in September 2003.

SOUTH AFRICA

Macquarie has an equity derivatives venture with Nedbank Limited, one of the leading commercial banks in South Africa. This business focuses predominately on South African trading, product issuance and structured deal activities and represents a successful synergy between Macquarie's South African Equity derivatives expertise and Nedbank's balance sheet and extensive customer base.

INTERNATIONAL STRUCTURING

With the restructure of the European business, the International Structuring Division was set up in April 2003. This business focuses on structured equity solutions across all the markets that Equity Markets Group operates in and has staff in Sydney, London, Munich and Geneva.

INTERNATIONAL TRADING DESK

The International Trading Desk (ITD) was established in 2003 and operates 24 hours a day out of Sydney. This desk is responsible for management of international market risk in those markets where the group does not have a physical presence, including the US. In conjunction with the Asian sales team, a major new Group initiative has been to focus on sourcing US risk from Asian customers.



Staff	1037
Activities	The Financial Services Group is the primary relationship manager for the Bank's retail client base in Australia and New Zealand. Services include stockbroking, private banking, strategic financial planning, Wrap administration platforms and relationship management for 15,000 independent financial advisers throughout Australia in the distribution of the CMT and other products. The Group has moved beyond its three year development stage, which involved significant investment in technology and systems and a consolidation of its operations nationally. The Group is now positioned to increase its profit contribution in the longer term.
Locations	Australia, New Zealand

Contribution to profit (based on internal management accounts before tax and profit share)	Half-year to 30 September 2003	Full-year to 31 March 2003	Half-year to 30 September 2002
	4%	2%	1%


4%

The Group consists of two key divisions, Macquarie Adviser Services and Macquarie Financial Services which together service more than 550,000 retail clients.

Macquarie Adviser Services (MAS) manages relationships with external financial advisers and provides sales service and product management of Macquarie products. This includes the $9.3 billion Macquarie Cash Management Trust, the leading cash trust in the Australian market and the Macquarie Wrap account, which, with $3.4 billion in inflows in 2002 is also a market leader. The Wrap administration service now has $7.7 billion in assets under administration after almost four years in operation.

In the 2003 *ASSIRT* Service Level Survey of more than 700 financial planners, Macquarie Adviser Services was ranked first in the "Best Master Trust/Wrap Provider" and "Best Fund Manager" categories. In addition, Macquarie was awarded Superannuation Manager of the Year in 2002 by *Investorweb Research* for the second year in a row and Macquarie Wrap Solutions was awarded the *Global Fund News* "Global Distributor of the Year" award recognising the $3.4 billion in growth for 2002.

Macquarie Financial Services (MFS) maintains direct relationships with approximately 208,500 retail clients. Services include:

- full-service stockbroking and investment planning
- online stockbroking
- strategic financial planning
- executive wealth management
- private banking
- private portfolio management
- direct retail contact centre

FSG International The Division's international operations are currently solely in New Zealand although the Division is considering expansion opportunities in both the Asia Pacific region and the UK.

The New Zealand focus is on the provision of personal financial services including full service stockbroking, manufacturing and distribution of financial products and relationship management of external financial planners.

Macquarie has recently made a significant investment in the New Zealand market and provides services to a network of independent financial planners as part of its distribution strategy.

The Group recently sold its 33.33 per cent stake in its joint venture with Sanlam (South Africa's second largest life company).

Staff:	150		
Activities:	The Group is the primary manufacturer of Macquarie managed funds. It manages funds across the full spectrum of asset classes with $33.1 billion in funds under management. The Group markets its capabilities in the institutional market in Australia and internationally, while the Bank's Financial Services Group markets managed funds to the Australian retail market. Its funds under management and profitability have grown in each of the past two years in difficult industry conditions.		
Locations:	Australia, Hong Kong, Malaysia, Korea, Taiwan, UK		
Contribution to profit (based on internal management accounts, before tax and profit share)	Half-year to 30 September 2003 1%	Full-year to 31 March 2003 2%	Half-year to 30 September 2002 2%


1%



Macquarie Funds Management is one of Australia's largest fund managers, providing a full range of funds management services to institutional and retail clients in Australia and in selected international markets, including Hong Kong, Malaysia, Korea, Taiwan and the UK.

In December 2002, *Investor Weekly* named Macquarie Funds Management Best "All Rounder" Fund Manager for mandate wins in 2002.

Macquarie is a full-service manager, offering funds in all major asset classes. In each asset class, Macquarie offers a range of investment styles across the risk spectrum (True Index™ Index, Enhanced Index, Active and Specialist) and pricing structures.

Macquarie is noted for its client focus, disciplined investment process and product innovation, including:

Enhanced Indexing - available in all major asset classes, providing a solution for investors seeking above index returns for little incremental risk.

True Indexing™ - a unique offer from Macquarie gives clients exact index returns for no fund management fees.

Fund of fund investing - gives access to diversified portfolios in asset classes such as private equity and global bonds.

ASIA

Macquarie is active in funds management in Malaysia, via a joint venture initiated in 1996 with the AmMerchant Bank Berhad. The joint venture is Malaysia's largest institutional asset manager. The joint venture offers retail unit trusts and institutional pooled and separately managed funds in Malaysian equities, cash, fixed interest and diversified investments.

In South Korea, Macquarie-IMM Investment Management, a joint venture with IMM Asset Management, offers pooled and separately managed funds for institutional and retail clients in local equities, fixed interest and diversified investments.

In June 2003, Macquarie established joint venture in Taiwan with United Securities Investment Trust Corporation to provide funds management services to local institutional and retail investors. As at September 2003 the joint venture had $NT37.8 billion in total funds under management.

In Hong Kong, Macquarie provides enhanced equities, providing risk-controlled exposure to Hong Kong equity markets.

UK

Macquarie's funds management business began managing enhanced equities in the UK market. This business offers a low risk investment in UK equities, using Macquarie's proven investment processes aiming to deliver returns that are consistently above the FTSE All Share Index.



Staff:	13		
Activities:	Direct Investment is responsible for managing the Bank's private equity activities. The focus of the business is private equity and venture capital investment opportunities in emerging private Australian and New Zealand companies, as well as management buy-outs and buy-ins. The Division's contribution to profit is tied to these investments and therefore varies from year to year.		
Locations:	Australia, New Zealand		
Contribution to profit (based on internal management accounts)	Half-year to 30 September 2003 (1%)	Full-year to 31 March 2003 1%	Half-year to 30 September 2002 0%

Macquarie Bank has been active in direct investment since 1982. During that time, the business has transformed from investing using the Bank's own funds to raising and investing funds on behalf of institutional and retail investors. Direct Investment has invested over $365 million in a total of 43 businesses.

PRIVATE EQUITY FUNDS

Since 1988, Macquarie has raised four private equity funds. Macquarie Investment Trust (MIT), the first externally managed fund, was established in 1998, raising in excess of $50 million. The trust invested in nine companies and achieved final returns for unit holders of 24.2 per cent per annum pre fees and 20.7 per cent per annum post fees.

MIT II was launched in June 1994 and closed with committed

and has realised five investments to date. The fund's strategy remains to realise the remaining investments over the next 12 to 18 months and to maximise potential returns for investors.

In May 1999, MIT III raised over $207 million in committed capital from domestic, institutional and retail investors. MIT III has invested a total of $170 million in 11 companies and has realised one investment to date. Further investments are in the process of being realised through initial public offerings and trade sales. It is expected these realisations will be completed before 31 December 2003.

Fund raising is continuing for MIT IV, which has received total commitments of $90 million. The Trust had its first close in January 2003 and settled its first transaction in May 2003.

MACQUARIE BANK LIMITED AND ITS CONTROLLED ENTITIES

The Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.

	Years ended 31 March								Half-year
	1996	1997	1998	1999	2000	2001	2002	2003	2004
Financial performance ($ million)									
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890	1,176
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430	840
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460	336
Income tax expense	6	21	26	53	79	53	76	96	78
Profit from ordinary activities	93	117	141	165	222	272	279	364	258
Outside equity interest	-	-	-	-	-	(1)	-	3	3
Macquarie Income Securities distributions	-	-	-	-	12	31	29	28	13
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333	242
Financial position ($ million)									
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,462	36,802
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,877	33,461
Net assets	428	500	581	651	1,235	1,338	2,417	2,585	3,341
Risk weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030	12,043
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,839	10,914
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16	12
Share information									
Cash dividends per share (cents per share)									
Interim	-	18	21	30	34	41	41	41	52
Final	34.7 [(a)]	25	30	38	52	52	52	52	-
Special	-	-	-	-	-	-	-	50	-
Total	34.7 [(a)]	43	51	68	86	93	93	143	52
Basic earnings per share (cents per share)	61.0 [(a)]	74.9	88.1	101.3	124.3	138.9	132.8	164.8	116.2
Share price at end of period ($)	5.78 [(a)]	8.50	14.35	19.10	26.40	27.63	33.26	24.70	34.50
Ordinary share capital (million shares) [(b)]	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5	217.6
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	832 [(c)]	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,518
Ratios									
Return on average ordinary shareholders' funds	23.1%	25.2%	26.1%	26.8%	28.1%	27.1%	18.7%	18.0%	23.2%
Payout ratio (excluding special dividend)	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	56.8%	46.3%
Tier 1 ratio	11.8%	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	18.5%
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	22.3%
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.1%
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.1%
Funds under management ($ billion)									
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0	19.8
Unlisted									
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4	13.3
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9	23.6
Total	**13.8**	**16.9**	**21.4**	**22.8**	**26.3**	**30.9**	**41.3**	**52.3**	**56.7**
Staff numbers [(d)]	**1,732**	**1,965**	**2,474**	**3,119**	**4,070**	**4,467**	**4,726**	**4,839**	**5,023**

(a) Adjusted for June 1996 bonus issue

(b) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

(c) Based on unadjusted share price of $6.00

(d) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).



RATINGS
at 30 September 2003

	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

SHAREHOLDER BASE

Macquarie has a broad shareholder base with the majority of shares held by Australian investment institutions. On 30 September 2003 there were approximately 40,000 ordinary shareholders. Staff held approximately four per cent of fully paid issued capital and all of the employee options.

Macquarie's market capitalisation at 30 September 2003 was $7.5 billion.

ORDINARY DIVIDEND POLICY

The Bank targets a payout ratio for full-year ordinary dividends in the range of 50 per cent to 60 per cent of net earnings, and it is expected that dividends in the near term will be at least 80 per cent franked.

The Bank has declared an interim dividend for the half-year to 30 September 2003 of 52 cents per share, up from the 41 cents per share interim dividend for the half-year ended 30 September 2002 and equal to the final dividend for the year ended 31 March 2003. The interim dividend will be franked to 90 per cent.

During the period the Bank advised of the early conversion of its Converting Preference Shares (CPS). The 1.5 million CPS on offer were converted to fully paid ordinary shares on 25 September 2003. A final fully franked dividend on the CPS was paid on the date of conversion.

At the same time, the Bank also advised that it would undertake an on-market buy-back of the number of ordinary shares resulting from the conversion of the CPS. As a result a buy-back of approximately 4.9 million ordinary shares commenced after the conversion date and is expected to be completed by August 2004.

Macquarie Bank monthly share price and volume since listing



Volume
Price ($)
Monthly volume (million)
Month end share price ($)
0
5
10
15
20
25
30
35
40
45
Jul 96
Jul 97
Jul 98
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03

to 30 September 2003



MACQUARIE INCOME SECURITIES (MIS)
ASX CODE MBLHB

The MIS were issued in 1999 jointly by Macquarie Bank Limited and Macquarie Finance Limited with a face value of $100 each. There are four million MIS on issue which pay interest quarterly in arrears at the rate determined quarterly by adding 1.7 per cent per annum to the 90-day bank bill reference rate. The MIS are perpetual in nature. Please refer to the MIS prospectus for detailed terms and conditions which are available at www.macquarie.com.au/shareholdercentre.

CONVERTING PREFERENCE SHARES (CPS)

The CPS were issued in 1999 with a face value of $100 each and with a fixed dividend rate of 7.38 per cent per annum, with dividends paid semi-annually. There were 1.5 million CPS on issue. The dividends were non-cumulative. The CPS were converted to ordinary shares on 25 September 2003.

INDEX PARTICIPATION (ASX CODE MBL)

Macquarie Bank's fully paid ordinary shares are included in the following stock exchange indices:

– All Ordinaries Index
– S&P/ASX 50, 100, 200 and 300
– FT International Australia
– MSCI Australia
– Dow Jones World Index.



Date	Event
2003	
30 September	First half financial year end
15 October	MIS interest payment
13 November	Half-year result announcement
19 November	Ordinary shares trade ex-dividend
25 November	Record date for ordinary interim dividend
19 December	Payment of ordinary interim dividend

Date	Event
2004	
15 January	MIS interest payment
31 March	Full-year financial year end
15 April	MIS interest payment
18 May	Full-year result announcement
24 May	Ordinary shares trade ex-dividend
28 May	Record date for ordinary final dividend
2 July	Payment of ordinary final dividend
15 July	MIS interest payment
29 July	2004 Annual General Meeting
30 September	First half financial year end
15 October	MIS interest payment
16 November	Half-year result announcement
22 November	Ordinary shares trade ex-dividend
26 November	Record date for ordinary interim dividend
17 December	Payment of ordinary interim dividend



SENIOR MANAGEMENT

		Date joined
Executive Chairman	David Clarke	1971
Managing Director and Chief Executive Officer	Allan Moss	1977
Deputy Managing Director	Richard Sheppard	1975
Investment Banking Group Head	Nicholas Moore	1986
Treasury and Commodities Group Head	Andrew Downe	1985
Banking and Property Group Head	Bill Moss	1984
Equity Markets Group Head	Ottmar Weiss	1986
Financial Services Group Head	Peter Maher	2000
Funds Management Group Head	Ben Bruck	1989
Chief Financial Officer and Corporate Affairs Group Head	Greg Ward	1996
Risk Management Division Head	Nick Minogue	1993
Information Services Division Group Head	Nigel Smyth	1999
Deputy Chairman and Investment Banking Group Executive Director	Mark Johnson	1987

ANALYSTS

The following analysts* produce reports on Macquarie Bank and can be contacted directly for further information:

Company	Analyst	Contact Number	E-mail
ABN Amro	Jonathan Reoch	612 8259 5838	jonathan.reoch@au.abnamro.com
Aegis	Peter Rae	612 8296 1151	peter.rae@aer.com.au
CSFB	Nick Selvaratnam	612 8205 4105	nick.selvaratnam@gs.com
Capital Partners	Gerald Stack	612 8274 5901	gstack@capitalpartners.com.au
Citigroup	Mike Macrow	613 8643 9766	mike.macrow@citigroup.com
Deutsche Bank	Ross Brown	612 9258 2619	ross.brown@db.com
Goldman Sachs JB Were	Leigh Cronin	613 9679 1377	lcronin@jbwere.com.au
JP Morgan	Brian Johnson	612 9220 1605	brian.d.johnson@jpmorgan.com
Morgan Stanley	Hugh Maxwell-Davis	613 9256 8932	hughmaxwell-davis@morganstanley.com
UBS	Jeff Emmanuel	612 9324 3862	jeff.emmanuel@ubsw.com
Wilson HTM	Andrew Hills	612 8247 6600	andrew.hills@wilsonhtm.com.au

* as at 30 September 2003



SELECTED FUNDS UNDER MANAGEMENT

Fund	Ownership of Management Company	ASX listing date	Macquarie holding 30/09/03	Funds under mgt ($m) 30/09/03
FUNDS MANAGEMENT AND FINANCIAL SERVICES GROUPS				
Macquarie Funds Management funds	100%	Unlisted	-	29,883
AmInvestment Services Bhd/AmInvestment Management Sdn Bhd funds	30%	Unlisted	-	549
Macquarie-IMM Investment Mgt Co. Ltd funds	65%	Unlisted	-	2,013
United SITE funds	40%	Unlisted	-	662
INVESTMENT BANKING GROUP				
Global Infrastructure Funds (A - D)	100%	Unlisted	-	270
Horizon Energy Investment Group	100%	Jan 2000	3%	38
Hills Motorway Group	100%	Dec 1994	-	959
Korean Road Infrastructure Fund	50%	Unlisted	16%	41
Macquarie Airports	100%	Apr 2002	4%	1,648
Macquarie Airports Group	100%	Unlisted	9%	860
Macquarie Essential Assets Partnership	100%	Unlisted	20%	28
Macquarie Communications Infrastructure Group	100%	Aug 2002	35%	1,005
Macquarie Infrastructure Group	100%	Dec 1996	2%	10,365
Southern Cross FLIERS Trust	100%	Aug 2002	-	610
BANKING AND PROPERTY GROUP				
Macquarie CountryWide Trust	100%	Nov 1995	5%	1,295
Macquarie Goodman Industrial Trust	40%	Jan 1994	-	1,372
Macquarie Leisure Trust	100%	July 1998	6%	175
Macquarie Office Trust	100%	Nov 1993	5%	1,605
Macquarie ProLogis Trust	50%	June 2002	-	687
DIRECT INVESTMENT				
Macquarie Investment Trusts	100%	Unlisted	4.9% MIT II & MHT II 9.7% MIT IIIA 9.6% MIT IIIB 17.2% MIT IVA & MIT IVB	277



SELECTED FUNDS UNDER MANAGEMENT - NATURE OF BASE AND PERFORMANCE FEE BASIS

FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
BANKING AND PROPERTY GROUP				
Macquarie CountryWide Trust	0.45% pa	Of total assets of the Trust up to $700 million	Quarterly in arrears	Trust performance measured every six months compared with benchmark performance
	plus 0.40% pa	Of total assets of the Trust over $700 million		
Macquarie Leisure Trust	0.25% pa	Of total assets of the Trust		Amount available for distribution to unitholders
Macquarie Office Trust	0.45% pa	Of total assets of the Trust up to $1.0 billion	Quarterly in arrears	Trust performance measured every six months compared with benchmark performance
	plus 0.40% pa	Of total assets of the Trust over $1.0 billion		
Macquarie Goodman Industrial Trust	0.50% pa	Of total assets of the Trust up to $700 million	Monthly	Trust performance measured every six months compared with benchmark performance
	plus 0.45% pa	Of total assets of the Trust over $700 million		

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
Retail Property Trust accumulation index	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust. Issue price of units based on the 10 day weighted average price of units sold on the ASX after the security trades "ex" that period's distribution.	Six months	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due.
	3.5%		Six months	Any underperformance in prior periods must be earned back before a performance fee becomes due.
Commercial Property Trust accumulation index	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust. Issue price of units based on the 10 day weighted average price of units sold on the ASX after the security trades "ex" that period's distribution.	Six months	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until a later period underperformance. Any underperformance in prior periods must be earned back before a performance fee becomes due.
S&P/ASX Property accumulation index (has recently transitioned from Industrial Property index)	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in the Trust. Issue price of units based on the 10 day weighted average price of units sold on the ASX after the security trades "ex" that period's distribution.	Six months	Any underperformance in prior periods must be earned back before a performance fee becomes due.



FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
Macquarie ProLogis Trust	0.45% pa	Total assets of the Trust Indirect proportionate interest in fair market value of the properties in the US partnership and any other trust assets	Quarterly in arrears	Trust performance measured every six months compared with benchmark performance
INVESTMENT BANKING GROUP FUNDS				
Macquarie Airports	1.50% pa	Of the first $500 million of the Net Investment Value (NIV)[1]	Quarterly in arrears by issue of securities (at $2 per security) until the volume weighted average price during the last 15 days of the quarter exceeds $2. Option to take in cash or scrip thereafter	Out performance of the benchmark
	plus 1.25% pa	Of the next $500 million of NIV		
	plus 1.0% pa	In excess of $1.0 billion of NIV		
Macquarie Airports Group	While unlisted: 0.5%	Of total commitments	Half-yearly in arrears	Cumulative cash distributions exceed benchmark
	plus 1.0% pa	Of drawn commitments, less cash and cash equivalents		

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
S&P/ASX Property 200 accumulation index	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in the Trust's US investment trusts (convertible into ordinary MPR units). Issue price of units based on the 10 day weighted average price of units sold on the ASX after the security trades "ex" that period's distribution.	Six months	Payment of total fees is subject to an 80 basis points celing per year. Any fees earned which exceed this limit are deferred until later periods. Any underperformance in prior periods must be earned back before a performance fee becomes due.
MSCI World Transportation Infrastructure index	20% of the return above the benchmark return	At the discretion of MAP's independent directors	Six monthly in arrears	Amounts invested in MAG are deducted from NIV to ensure no doubling up on base fees between MAP and MAG. Performance fees waived to the extent that MAP investors who participated in the IPO and also subsequent capital raisings have not received returns above the MSCI World Transportation Infrastructure index. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
12% pa compounding of called capital	20% of surplus cash above benchmark return	Cash	Upon exceeding benchmark performance	Fund is currently unlisted. Different performance fee criteria applied upon listing.

[redacted]

FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
Macquarie Communications Infrastructure Group	1.5%	Of the first $500 million of NIV[1]	Quarterly in arrears in cash	Outperformance of the benchmark
	plus 1.25%	Of the next $500 million of NIV		
	plus 1.0%	In excess of $1.0 billion of NIV		
Macquarie Infrastructure Group	1.25% pa	Of the first $3.0 billion of NIV[2]	Quarterly in arrears in cash	Outperformance of the benchmark
	plus 1.0% pa	In excess of $3.0 billion at the end of cash quarter of NIV		
Hills Motorway Trust	$350,000 pa CPI adjusted	N/A	Quarterly in arrears in cash	N/A
Southern Cross FLIERS Trust	$400,000 pa CPI adjusted	N/A	Quarterly in arrears in cash	N/A
Horizon Energy Investment Group	0.5% pa	Of market capitalisation	Quarterly in arrears	N/A

[1]NIV for any quarter equals: average market capitalisation over the last 15 trading days of the quarter; plus amount of any external borrowings at the end of the quarte

[2]NIV for any quarter equals: average market capitalisation over the last 10 days of the quarter, plus amount of any borrowings at the end of the quarter, plus amount c

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
S&P/ASX 200 Industrials accumulation index	20% of outperformance	Scrip, subject to six months notice of any variation.	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
S&P/ASX 300 Industrials accumulation index	15% of outperformance	Either in scrip or in cash at the discretion of MIG's independent directors acting in the interests of MIG's investors	Annually, payable in three equal annual instalments	Second and third instalments are payable subject to MIG's continued outperformance of the benchmark. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
N/A	N/A	N/A	N/A	
N/A	N/A	N/A	N/A	
N/A	N/A	N/A	N/A	

r; plus amount of any firm commitments to make further investments at the end of the quarter; less cash balances at the end of the quarter.
f any commitments to make further investments at the end of the quarter, less cash balances at the end of the quarter.



FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
DIRECT INVESTMENT DIVISION				
MIT II and III	1.0% pa	On total funds committed less capital returned	Quarterly in advance	Total portfolio value at the time of realisation exceeds 110% of total portfolio cost base
	and 0.5% pa	Of funds invested		
MIT IV	2.0% pa	Committed capital (indexed for CPI and reduced by capital returned)	Quarterly in advance	8% preferred return to investors

[redacted]

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
N/A	If proceeds are 0-20% above the adjusted cost base, the fee is 20% of that amount If proceeds are 20% or above the adjusted cost base, the fee is 30% of that amount Capital gain is calculated after a full recapture of base fees and Trust expenses.	Cash	On realisation of all or part of an investment	If proceeds are less than the adjusted cost base, the deficiency is carried forward and offset against future gains.
N/A	20% of capital gain. Capital gain is calculated after a full recapture of base fees and Trust expenses.	Cash	On realisation of all or part of an investment	The manager has full catch up following the preferred return (ie the first 8% to investors, the next 2% to the manager and the remainder split 80/20). If proceeds are less than the adjusted cost base, the deficiency is carried forward and offset against future gains.



MACQUARIE BANK

Macquarie Bank Limited

Macquarie Equities
- World Champions Conference

Allan Moss

Managing Director and Chief Executive Officer

18 November 2003

MACQUARIE BANK

Disclaimer

This material has been prepared for professional investors attending the Macquarie Equities World Champions Conference.

Information, including forecast financial information, in this presentation should not be considered as a recommendation in relation to holding, purchasing or selling shares, securities or other instruments in or, in entities related to, Macquarie Bank Limited or any other company. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited.

MACQUARIE BANK

A unique financial institution

- → Diversified financial services in Australia
- → Focused participant in international markets
- → Compound annual growth over a decade:^
  - → NPAT – 19.9%
  - → EPS – 15.5%
- → P/E (historical)^ – 18.1

Market capitalisation:*

Macquarie Bank (MBL):	A$7.5b	~20th on ASX
Macquarie Bank listed "family":	A$20b	~10th on ASX

^ Earnings based on 12 months ended 30 September 2003, price to 14 November 2003 * Market capitalisations as at close of business 14 November 2003

Latest half year profit up 32% on pcp

Up to A$242m from A$183m

→ Growth over decade – 5.6 times



(A$m)
350
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1H 2004

* MBL growth over decade based on 12 months to 31 March 2003 compared to 12 months to 31 March 1993

MACQUARIE BANK

Latest half year EPS up 27% on pcp

Up to A116.2¢ from A91.3¢

- → Growth over the decade
  - →Macquarie: 4.2 times
  - →US mid-cap growth stocks: 2.1 times



(A cents)
180
160
140
120
100
80
60
40
20
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1H 2004

* US midcap comparison based on S&P Midcap 400/Barra Growth index - only stocks that have consistently been included in the index for last 10 yrs included - and Worldscope. EPS growth calculated from universe aggregate earnings including loss making stocks and based on data for 12 months ended 31 December 2002. * MBL growth over decade based on 12 months to 31 March 2003 compared to 12 months to 31 March 1993

MACQUARIE BANK

Funds Under Management up 8% since March 2003

Up to A$56.7b from A$52.3b

→ Growth over the decade

→Macquarie: 6.1 times

→Global FUM: 3.0 times



(A$b)
60
50
40
30
20
10
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1H 2004

* Global FUM source: Investment Company Institute June 2003 quarter, issued October 2003. ** MBL growth over decade based on 12 months to 31 March 2003 compared to 12 months to 31 March 1993 and includes listed & unlisted (retail & wholesale) funds

MACQUARIE BANK

Latest half year to September 2003

Profit up 32% on pcp

- → Benefiting from:
  - → Generally favourable market conditions
  - → Improvement in equity markets
  - → Policy of continuing to invest through the business cycle
- → Continuing to benefit from increase in capital
- → Notable contribution from asset realisations
- → Solid corporate deal flow
- → International infrastructure opportunities coming to fruition
- → International income up strongly despite stronger $A

Where the income comes from

By type



(A$m)
1,200
1,000
800
600
400
200
0
Other – 9%
Interest – 12%
Trading – 19%
Management, advice, broking – 60%
1H 96
2H 96
1H 97
2H 97
1H 98
2H 98
1H 99
2H 99
1H 00
2H 00
1H 01
2H 01
1H 02
2H 02
1H 03*
2H 03
1H 04

*Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

Where the income comes from

Latest half by business segment



Investment banking 29% (pcp 31%)
Up 10%*
Mergers and acquisitions, advisory and underwriting
Institutional stockbroking
Financial products
Asset & wealth management 34% (pcp 30%)
Up 33%*
Infrastructure, property and other specialist funds
Retail and wholesale funds management and private client broking
Lending 14% (pcp 15%)
Up 13%*
Banking and securitised lending
Equipment and other leasing
Property lending
Other lending
Financial markets 23% (pcp 24%)
Up 19%*
Commodities
Equity derivatives
FX, futures, treasury and debt markets

* Increase on prior corresponding period

MACQUARIE BANK

Where the income comes from

10% up on pcp


29%

- **Investment banking segment**
  - No. 1 Project Finance adviser in 2002 (Asia Pacific/Americas), No. 2 globally – *Project Finance International*
  - No. 1 M&A in 2002 (Australia), Top 2 ECM house (Australia by value) – *Thomson Financial*
  - Institutional broking and research – coverage of 96% (by market capitalisation) of the ASX/S&P300 stocks
  - No. 1 capital markets term debt issued into Australian market place for half year to June 2003 - *Thomson Financial Securities*
  - Other specialist investment banking activities include property and financial products

MACQUARIE BANK

Where the income comes from

33% up on pcp


34%

- → **Asset and wealth management segment**
  - → Total funds under management – A$56.7b
    - → A$23.2b funds managed in infrastructure, property and other specialist funds
    - → A$21.3b of wholesale funds under management
    - → A$12.2b in retail funds under management
  - → Leading infrastructure and property trusts
  - → A leader in Australian full-service retail stockbroking
  - → One of Australia's fastest growing adviser administration platforms (Wrap) and largest cash management trust

*Funds under management as at 30 Sept 2003

MACQUARIE BANK

Where the income comes from

19% up on pcp


23%

→ **Financial markets segment**

- → A leading Australian warrant issuer
- → Strong equity derivative teams internationally, particularly South Africa, Hong Kong
- → A leader in Australian futures
- → Principal provider of liquidity to the precious metals sector in the Asian time zone
- → Leading participant in the London Metals Exchange
- → Growing international agricultural commodities hedging business

MACQUARIE BANK

Where the income comes from

13% up on pcp


14%

- **Lending segment**
  - Specialised banking services to approx 1,700 select professional businesses e.g. real estate, accounting, financial planning etc
  - A leading funder of Australian residential property development
  - A$10b securitised domestic mortgage portfolio – 67,000 home loans
  - Leading Australian market position in capital protected lending on equities
  - A$3.3b leasing and loan portfolio across a range of sectors – auto, IT, telecommunications and aviation
  - Leading financier to gold mining industry

Growing our global presence


North America
264 staff
Vancouver
Seattle
San Jose
San Diego
Chicago
Toronto
New York
Memphis
Houston
Jupiter
South America
17 staff
Sao Paulo
Europe
211 staff
Dublin
London
Frankfurt
Munich
Vienna
Geneva
Africa
21 staff
Cape Town
Johannesburg
Asia
243 staff
Beijing
Tianjin
Seoul
Shanghai
Tokyo
Hong Kong
Kuala Lumpur
Singapore
Labuan
Jakarta
Australia
4,170
staff
Auckland
Wellington
Christchurch
NZ 97
staff

Assets held by specialist funds


M6 Toll
way 407
DDR
SE Water
Bristol Airport
Birmingham Airport
Rome Airport
Arlanda
SR125
Spain – M45, R4,
Ausol I &
Autema,
Tunnel
Soonjungsan
Tunnel, Kwangju
Beltway, Daegu-
Busan
Expressway
Sydney – M5, M4,
M2, Eastern
Distributor,
Western Sydney
Orbital
South African
toll roads
Sydney
Airport
Broadcast
Australia
Other
Roads
Airports
Transport services
Property
Communications

MACQUARIE BANK

Growth in listed infrastructure and property funds



Market Capitalisation (A$b)
14
12
10
8
6
4
2
0
Other
Airports
Property
Roads
Sep-96
Mar-97
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

* Includes Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie Office Trust and Macquarie ProLogis Trust. Market capitalisation as at 14 November 2003

MACQUARIE BANK

Growth in equity investments*

Supporting business development



Equity Investments
$ million
800
700
600
500
400
300
200
100
0
1H 02
2H 02
1H 03
2H 03
1H 04

*Comprises equity investments, other listed and unlisted equity securities and investments in associates and incorporated joint ventures

MACQUARIE BANK

Growth in international income

32% of income from international activities



Total operating income
(excluding earnings on capital)
A$m
1,200
1,000
800
600
400
200
0
1H 99
2H 99
1H 00
2H 00
1H 01
2H 01
1H 02
2H 02
1H 03
2H 03
1H 04
Domestic
International

→ Many international initiatives in progress

MACQUARIE BANK

Current drivers of international growth

- → Hong Kong equity market recovery
- → Corporate Finance and Financial Products Nth American transactions
- → East African Gold Mines realisation
- → International infrastructure funds management activities



Region
A$m
400
350
300
250
200
150
100
50
0
1H 03
2H 03
1H 04
New Zealand
Africa
Asia
Americas
Europe



Group
A$m
400
350
300
250
200
150
100
50
0
1H 03
2H 03
1H 04
FSG
FMG
B&P
EMG
T&C
IBG

MACQUARIE BANK

Growth in capital

Balance sheet strength



A$m
2,500
2,000
1,500
1,000
500
0
20%
16%
12%
8%
4%
0%
12.9%
17.4%
17.8%
15.5%
19.0%
18.5%
2H 01
1H 02
2H 02
1H 03
2H 03
1H 04
Ordinary equity
Other Tier 1
Tier 1 Ratio

Capital strength provides the flexibility to continue investing for growth

MACQUARIE BANK

How did we achieve this? – Growth through focus

- → Focus where we can add special value
- → Strong market positions in most Australian activities
- → Niche international markets, often with joint venture partner:
  - →Leading participant:
    - →Infrastructure advice
    - →Infrastructure funds
    - →Financial products
    - →Derivatives
  - →Growing participation:
    - →Property
    - →Resources advisory
    - →Funds management

MACQUARIE
BANK

Some of our focussed international positions - Asia

- → Equity derivatives
- → Stockbroking (Australian) – servicing all key Asian markets
- → Infrastructure and property funds management
- → Securities funds management
- → Infrastructure finance
- → Property & mortgages

MACQUARIE BANK

Some of our focussed international positions - Americas

- → Infrastructure and property funds management
- → Infrastructure advisory
- → Cross border finance
- → Institutional stockbroking (Australian)
- → Agricultural commodities hedging
- → Metals and mining financing
- → Debt markets
- → Real estate banking
- → Mortgages

MACQUARIE
BANK

Some of our focussed international positions - Europe

- Project and infrastructure finance
- Infrastructure funds management
- Financial products
- Financial advisory
- Institutional stockbroking (Australian)
- Treasury and commodities activities
- Lease financing
- Enhanced Index funds management

MACQUARIE BANK

Some developments post September 2003 balance date

- → Korean Road Infrastructure Fund's 2nd acquisition – Daegu Busan toll road
- → Acquisitions for the proposed Macquarie European Infrastructure Fund
  - → South East Water – UK water utility
  - → Arlanda Express –Stockholm airport express train
- → Macquarie DDR – announcement of new fund to raise $550m from Australian market
  - → investing in US retail community shopping centres
- → In discussions with major Australian institution to take over administration of $2b Wrap platform

MACQUARIE BANK

Overall outlook

Current market conditions:

- → International market conditions are favourable and domestic market conditions are exceptionally favourable with high volumes in most markets
- → Markedly improved investor confidence
- → Improving corporate confidence
- → Continuing good credit quality

Current year outlook:

- → Expect to continue to benefit from these positive conditions
- → Expect the second half to be significantly up on pcp but, as usual, below the first half due to timing of performance fees

Medium term outlook:

- → Expect to benefit from growth initiatives across the business
- → Expect international growth to continue
- → Will continue to be influenced by market conditions generally
  - → Therefore caution should be exercised in extrapolating from the current year

MACQUARIE BANK

Macquarie compares favourably to other growth stocks

	MBL*	US Barra MidCap Growth^
10 yr EPS compound average growth (% p.a)	15.5	7.7
Dividend yield (% p.a)	3.0	0.8
Return on equity (% p.a)	19.6	15.3

* MBL EPS, DPS and ROE based on 12 months to 30 September 2003

^ Source: Based on S&P Midcap 400/Barra Growth index - only stocks that have consistently been included in the index for last 10 yrs included - and Worldscope. Prices current at 30 September 2003. EPS, DPS, and ROE based on year ended 31 December 2002. EPS growth calculated from universe aggregate earnings including loss making stocks.

MACQUARIE BANK

Macquarie Bank Limited

Macquarie Equities
- World Champions Conference

Allan Moss

Managing Director and Chief Executive Officer

18 November 2003

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

MACQUARIE BANK LIMITED

ACN/ABN

008 583 542

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

RECEIVED 17 OCT 2003 ASIC SSC

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		216,114,117	$1,413,659,	NIL
			292.12	

share structure as at

Earliest date of change

Please indicate the earliest date that any of the above changes occured

16 / 10 / 03

[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	1,809,511	$63,675,126.24

Earliest date of change

Please indicate the earliest date that any of the above changes occured

02 / 10 / 03
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

DENNIS LEONG

Capacity

☐ Director

☑ Company secretary

Signature



Date signed

1 6 / 1 0 / 0 3

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☑ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Date	Reconciliation of capital from 31/3/2003	Shares Allotted	ASX Notified	Price/share	Fully paid ordinary shares	Fully paid ordinary shares	Share Premium Fully Paids	Total issued ordinary capital
				$	No.	$	$	$
	As at 30 September 2003				217,923,628	$217,841,848.00	$1,259,492,571.56	$1,477,334,419.56
2/10/2003	Cancellation of shares due to buyback			-$33.87	-163,541	-$163,541.00	($5,375,396.42)	-$5,538,937.42
3/10/2003	Cancellation of shares due to buyback			-$34.01	-173,500	-$173,500.00	($5,726,627.75)	-$5,900,127.75
7/10/2003	Cancellation of shares due to buyback			-$34.25	-19,102	-$19,102.00	($635,210.27)	-$654,312.27
8/10/2003	Cancellation of shares due to buyback			-$34.22	-11,148	-$11,148.00	($370,363.32)	-$381,511.32
9/10/2003	Cancellation of shares due to buyback			-$34.94	-403,325	-$403,325.00	($13,689,011.83)	-$14,092,336.83
10/10/2003	Cancellation of shares due to buyback			-$34.94	-39,326	-$39,326.00	($1,334,527.81)	-$1,373,853.81
13/10/2003	Cancellation of shares due to buyback			-$35.54	-330,260	-$330,260.00	($11,408,732.62)	-$11,738,992.62
14/10/2003	Cancellation of shares due to buyback			-$35.85	-637,309	-$637,309.00	($22,209,135.22)	-$22,846,444.22
16/10/2003	Cancellation of shares due to buyback			-$35.89	-32,000	-$32,000.00	($1,116,611.20)	-$1,148,611.20
	As at 3 October 2003				216,114,117	$216,032,337.00	$1,197,626,955.12	$1,413,659,292.12

*